Exhibit 22
SUBSIDIARY GUARANTORS
United Rentals (North America), Inc. (“URNA”) is 100 percent owned by United Rentals, Inc. (“Holdings”) and has certain series of its senior notes registered under the Securities Act of 1933, as amended, that are guaranteed by both Holdings and the following U.S. subsidiaries of URNA.

Name of Company	Jurisdiction of Incorporation

United Rentals Highway Technologies Gulf, LLC (f/k/a United Rentals Highway Technologies Gulf, Inc.)	Delaware

United Rentals (Delaware), Inc.	Delaware

United Rentals Realty, LLC	Delaware